UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June,  2015

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date June 25, 2015

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

INFORMATION TO INVESTOR

Nomor : 159/PR110/COP-A0070000/2015

PT Telkom  Indonesia (Persero) Tbk  2014 Annual Report on Form 20-F

Pursuant to the Section 203.01 of the NYSE Listed Company Manual, PT Telkom Indonesia  (Persero) Tbk would like to inform you that the Company’s 20-F Report and Audited Financial Statement for the 2014 have been filed to SEC on April 02, 2015.The reports are available for viewing on the internet at www.telkom.co.id. If you do would like to obtain a hard copy, please email us on investor@telkom.co.id or write us to:

Investor Relations,

PT. Telkom  Indonesia (Persero) Tbk

Graha Merah Putih 5th Floor

Jl. Jend. Gatot Subroto Kav. 52

Jakarta 12710

Indonesia

Attention : 20-F Report

You may also request for a hardcopy of the 20-F Report by calling the number +62215215109 ext 120

June  25, 2015

Sincerely yours,

ANDI SETIAWAN

Vice President Investor Relation

For further information please contact:

PT Telkom  Indonesia Tbk (Persero)

Investor Relations

Tel.                  :  62-21-5215109

Fax.                 :  62-21-5220500

E-mail              :  investor@telkom.co.id

Website           :  www.telkom.co.id